FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number: 001-14499

Embratel Participações S.A.
(Exact name of the Registrant as specified in the charter)

Embratel Holding Company
(Translation of Registrant’s name into English)

Rua Regente Feijó, 166, Sala 1687-B
Rio de Janeiro, RJ -- Brazil 20060
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X.....Form 40-F.........
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No...X..
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embratel Participações S.A.
Rio de Janeiro, Brazil – December 20, 2004

NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EXPLANATION TO BOVESPA
(Free Translation)

Ref.: Explanation to Bovespa’s Fax GAE/SAE # 1903/04 dated December 17, 2004.

"Newspaper Valor Econômico reported, on December 17, 2004, that, among other pieces of information, Embratel had reached an agreement with Telemar and Brasil Telecom to end disputes over interconnection tariffs.

We ask you to clarify the content of this news and eventual accounting impacts, as well as other information considered relevant."

Dear Sirs:

The following explanation is the response to the aforementioned inquiry, which relates to an article published in the December 17, 2004 edition of newspaper Valor Econômico.

With the objective of seeking a common understanding regarding several administrative and/or judicial disputes, Embratel has signed agreements with Brasil Telecom and Telemar, respectively, with the purpose of reaching an agreement relative to demands, some of which date back to the Telebrás System.

Throughout several months of negotiations, Embratel reached an agreement with each operator, which, contrary to what was reported, included several disputes among the companies, not limited to interconnection tariffs.

In addition to settling commercial disputes, which has avoided new administrative and/or judicial demands, these agreements extinguish approximately 105 administrative and 46 judicial processes, contributing to an efficient analysis of disputes by ANATEL - Agência Nacional de Telecomunicações.

As a result of the extinction of all commercial, administrative and/or judicial disputes, the parties agreed that Brasil Telecom and Telemar would a favorable balance of R$153 million and R$304 million, respectively. As part of the payment, the two operators withdrew a combined amount of approximately R$ 248 million in judicial deposits. The balance, that means, the difference between the net balance due and the judicial deposits will be paid by Embratel in 6 (six) monthly installments, beginning December 2004.

Embratel clarifies that the aforementioned agreements will impact several income statement and balance sheet accounts in the fourth quarter 2004, but that the net impact of these agreements on EBITDA and bottom line will not be significant.

Embratel believes that these agreements will allow for an improved operational relationship and, since they lay out clearer rules to guide the resolution of pending issues and to avoid future disputes among the companies. This should enable a better capability to evaluate the businesses between each of the parties.

Sincerely,

Isaac Berensztejn
Investor Relations Director

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2004 EMBRATEL PARTICIPAÇÕES S.A.

By: /s/ Carlos Henrique Moreira
Carlos Henrique Moreira
President and Chief Executive Officer